Exhibit 99.1

BUSINESS NEWS

PRESS RELEASE

Atlas South Sea Pearl to Deregister from SEC and Terminate its U.S. Reporting Obligations

Perth, Australia - June 13, 2008 - Atlas South Sea Pearl Limited (“Atlas”) (ASX: ATP) today announced that it intends to file a Form 15F with the U.S. Securities and Exchange Commission (“SEC”) on June 30, 2008 to terminate the registration of its ordinary shares in the form of American Depositary Shares evidenced by American Depositary Receipts (“ADR’s”) thereby immediately suspending its obligation to file annual and other reports with the SEC pursuant to the U.S. Securities Exchange Act of 1934. Atlas expects this termination of registration to become effective 90 days after the filing of the Form 15F.

Atlas filed a Form 25 on July 11, 2007 terminating the listing of its “level two” ADR’s on the NASDAQ Capital Market and terminated its “level one” ADR facility which was traded on the Over The Counter Bulletin Board (“OTCBB”) on January 14, 2008

Atlas will, however, continue to make public reports in accordance with the Australian securities laws and regulations applicable to companies whose shares are traded solely on the Australian Securities Exchange (“ASX”).

Atlas operates a pearl farming business located in Indonesia. There are currently 91,685 ADR’s on issue which represent 1,833,900 shares (2.04% of the issued capital).

Forward-looking statements

The information herein contains forward-looking statements about Atlas and its business. These forward looking statements which include but are not limited to statements concerning the financial condition, results of operations and business of Atlas are based on management’s current expectations and estimates.

These forward-looking statements involve known and unknown risks, uncertainties and other factors many of which are outside of Atlas’ control and are difficult to predict that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties including among others: The economic and socio-political climate in the areas in which Atlas operates, changes in the worldwide supply and demand for south sea pearls, and storms, weather patterns, water pollution or other events which increase the projected mortality rate or decrease the projected quality of Atlas’ oysters and pearls. Additional information regarding the factors and events that could cause differences between forward-looking statements and actual results in the future is contained in Atlas’ Securities and Exchange Commission filings including its Annual Report on Form 20-F for the year ended December 31, 2006. Atlas undertakes no obligation to update or revise any forward-looking statement whether as a result of new information, future events or otherwise.